 Exhibit 12.01

SCANA CORPORATION
CALCULATION OF RATIOS
FOR THE YEAR ENDED DECEMBER 31, 2006
(Dollars in Millions)

CALCULATION OF BOND RATIO:

Net earnings (1)		$749.8
Divide by annualized interest charges on:
Bonds outstanding under SCE&G's bond indenture dated April 1, 1993 (Mortgage)	$105.1
Other indebtedness (1)	2.1
Total annualized interest charges		107.2
Bond Ratio		6.99

(1) As defined in the Mortgage.

CALCULATION OF PREFERRED STOCK RATIO:

Net earnings (2)		$227.3
Divide by annualized interest charges on:
Bonds outstanding under SCE&G's mortgage bond indentures	$107.2
Preferred dividend requirements	7.3
Total annualized interest charges		114.5
Preferred Stock Ratio		1.99

(2) As defined under SCE&G's Restated Articles of Incorporation.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES:

	Years Ended December 31,
Dollars in Millions	2006	2005	2004	2003	2002
Fixed Charges as defined:
Interest on long-term debt	$213.1	$209.4	$206.9	$206.1	$206.1
Amortization of debt premium, discount and expense (net)	4.8	6.0	5.4	4.9	5.1
Interest component on rentals	5.0	4.7	3.9	3.6	3.4
Preference security dividend requirement	11.8	11.8	11.9	13.6	15.7
Total Fixed Charges (A)	$234.7	$231.9	$228.1	$228.2	$230.3
Earnings as defined:
Pretax income (loss) from continuing operations	$440.2	$208.7	$387.1	$426.2	$(94.3)
Total fixed charges above	234.7	231.9	228.1	228.2	230.3
Pretax equity in (earnings) losses of investees	20.1	71.9	(5.4)	(5.2)	(5.8)
Cash distributions from equity investees	6.7	7.1	7.4	7.7	7.8
Preference security dividend requirements from above	(11.8)	(11.8)	(11.9)	(13.6)	(15.7)
Total Earnings (B)	$689.9	$507.8	$605.3	$643.3	$122.3

Ratio of Earnings to Fixed Charges (B/A)	2.94	2.19	2.65	2.82	.53

For 2002, an additional $106.8 million in income before income taxes would be needed to obtain a ratio of 1.0. Income in 2002 was negatively impacted by an impairment charge recorded in connection with the cumulative effect of an accounting change.